Exhibit 99.1

Atour Lifestyle Holdings Limited Announces Board Member and Senior Management Changes

SHANGHAI, July 5, 2024 — Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced that Mr. Hong Lu has resigned from his position as a director, effective July 3, 2024. Mr. Lu will continue to serve the Company as our senior vice president. Following Mr. Lu’s resignation, the Board has appointed Mr. Jianfeng Wu, Co-Chief Financial Officer and Executive Vice President of the Company, as a director, effective immediately.

“Mr. Lu has performed his duties as a member of Atour’s Board with diligence and dedication. The experience and insights Mr. Lu contributed during his Board tenure have been of great value. On behalf of the Board, I would like to thank Mr. Lu for his counsel and service to the Board over the years,” said Mr. Haijun Wang, Founder, Chairman of the Board, and Chief Executive Officer of the Company. “At the same time, we are pleased to welcome Mr. Wu as a new director to our Board.”

Mr. Wu has served as the Company’s Co-Chief Financial Officer since 2023 and was appointed Executive Vice President of the Company in 2024. In his roles, Mr. Wu coordinates the Company’s hotel business management, directs strategic planning and implementation, oversees capital market affairs, and leads branding development and marketing initiatives. Prior to joining the Company, Mr. Wu spent eight years with CMB International Capital Limited. Before joining CMBI in 2015, Mr. Wu was employed by UBS Securities Co. Limited in its Investment Banking Division from 2008. He received his bachelor’s degree in economics from the Tsinghua University School of Economics and Management in 2008.

As part of the organizational adjustments to streamline our senior management team structure, the Company has decided to eliminate the Co-Chief Operating Officer（“Co-COO”）position. Consequently, Mr. Xun Zhang and Mr. Gang Chen will no longer serve as Co-COOs. Mr. Zhang and Mr. Chen will both continue to hold key roles within the Company.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings. For more information, please visit https://ir.yaduo.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Piacente Financial Communications

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677